

May 9, 2013

Via E-mail
David K. Skeens
Treasurer and Chief Financial Officer
National Bankshares, Inc.
101 Hubbard Street
PO Box 90002
Blacksburg, VA 24062-9002

> **Re:** **National Bankshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 0-15204**

Dear Mr. Skeens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2012

Item I. Business, page 4

1. Please revise future filings to provide an expanded discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, and/or sub-prime loans, including how you define that term.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Impaired Loans, page 15

2. We note in your impaired loan policy that you base collateral-method fair valuation upon the "as-is" value of independent appraisals or evaluations. Please tell how an evaluation differs from an appraisal, how it is compiled and whether or not it is also independent.

Collectively-evaluated loans, page 15

3. You disclose that loans are collectively evaluated for impairment determined in part by applying historical net charge-off rates. Please revise future filings to specify, by portfolio segment, how many years of historical losses (i.e. charge-offs) you use to measure impairment. Also, identify any changes to look-back periods that were implemented during the periods presented, discuss the reasons for any changes and quantify the impact on your allowance for loan losses.

Loans, page 25

4. We note your response to Comment 3 in your letter dated April 1, 2013 regarding the restatement of your 12/31/2013 Form 10K. Based on your response the loans that were reclassified as non-accrual are loans in which the customers were granted advances or loans to pay interest for the purpose keeping the outstanding loans current. Please tell us your policy regarding loans made to customers for purpose of covering past due interest payments on existing outstanding debt with you, including how you determine their accrual status. Please also tell us if you have any other lending relationships in which you have extended advances or loans to customers to pay for interest on existing loans and if so please tell us how many loans meet that criteria, their payment status at the time the advance was granted, and the aggregate outstanding balance as of December 31, 2012 and March 31, 2013, respectively.

D. Troubled Debt Restructurings (TDR Loans), page 28

5. We note your disclosure on page 28 that states you have restructured loans that are not designated as troubled debt restructurings. To the extent it is material, please tell us and revise future filings to discuss the following:
    - The total amount of restructurings not designated as TDR's;
    - What concession were made and what circumstances lead to the restructurings;
    - How you determined the restructurings did not meet the criteria of a TDR. Please refer to the guidance in ASC 310-40; and,
    - If you have restructured any loans subsequent to classifying them as a troubled debt restructuring.

Summary of Loan Loss Experience, page 30

6. Please tell us and revise future filings to fully explain how you analyze how changes in the credit quality of your loan portfolio are considered when you determine the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. For example, provide an analysis of each component of your allowance for loan losses (general, specific, unallocated, etc.) detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio.

Liquidity, page 35

7. Please revise future filings to include tabular disclosure of contractual obligations in accordance with Item 303 (A)(5) of Regulation S-K.

Notes to Consolidated Financial Statements

Loans, page 43

8. Please tell us and revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan and a nonaccrual loan classified as a troubled debt restructuring to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

9. Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B(a)(2) for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

David K. Skeens
National Bankshares, Inc.
May 9, 2013
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3492 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant